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Exhibit 99(a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), the related letter of transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law of such jurisdiction, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
and the Associated Preferred Share Purchase Rights

of

MGI PHARMA, INC.

at

$41.00 Net Per Share

by

JAGUAR ACQUISITION CORP.

a wholly owned subsidiary of

EISAI CORPORATION OF NORTH AMERICA

a wholly owned subsidiary of

EISAI CO., LTD.

        Jaguar Acquisition Corp., a Minnesota corporation ("Purchaser") and a wholly owned subsidiary of Eisai Corporation of North America, a Delaware corporation ("Eisai US"), which is a wholly owned subsidiary of Eisai Co., Ltd., a corporation organized under the laws of Japan ("Parent"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of MGI PHARMA, INC., a Minnesota corporation (the "Company"), including the associated preferred share purchase rights issued under the Rights Agreement, dated as of July 14, 1998 (as amended), between the Company and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, N.A.), as rights agent, (such rights, together with the shares of the Company's common stock, the "Shares"), at $41.00 per Share in cash, net to the seller, without interest and subject to any applicable withholding of taxes (the "Offer Price") and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (the "Offer to Purchase"), and in the related letter of transmittal (such letter of transmittal, together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"). Purchaser or Parent will pay all fees and expenses of J.P. Morgan Securities Inc. (the "Dealer Manager"), Computershare Trust Company, N.A. (the "Depositary") and Georgeson Inc. (the "Information Agent") in connection with the Offer. Following the Offer, Parent and Purchaser intend to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT
(NEW YORK CITY TIME) ON JANUARY 22, 2008, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2007 (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Minnesota Business Corporation Act (the "MBCA"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation and will become a direct wholly owned subsidiary of Eisai US, which is a direct wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent and Purchaser (not held on behalf of third parties) and (ii) Shares that are owned by shareholders who have not voted in favor of approval and adoption of the Merger Agreement and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and who comply in all respects with, Sections 302A.471 and 302A.473 of the MBCA) will be converted into the right to receive an amount in cash equal to the Offer Price. Dissenters' rights will be available to holders of Shares who do not vote in favor of approval and adoption of the Merger Agreement, subject to, and in accordance with, applicable Minnesota law. A holder of Shares must properly demand appraisal of such Shares under applicable Minnesota law in connection with the Merger in order to exercise dissenters' rights provided under applicable Minnesota law. See Section 15—"Certain Legal Matters" of the Offer to Purchase. The Merger Agreement is more fully described in Section 11—"Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements—The Merger Agreement" of the Offer to Purchase.

        The board of directors of the Company, by resolutions duly adopted, has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interest of the Company and the shareholders of the Company, (ii) approved and taken all corporate action required to be taken by the board of directors of the Company to authorize the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iv) recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement if required by the MBCA to approve and adopt the Merger Agreement. See Section 11—"Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements—The Merger Agreement" of the Offer to Purchase.

        The Offer is not conditioned upon obtaining, or the funding of, any financing arrangements. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn, prior to the expiration of the Offer, a number of Shares which, together with Shares beneficially owned by Parent or Purchaser, represent at least a majority of all Shares outstanding (on a fully-diluted basis) as of the expiration of the Offer (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer having expired or terminated prior to the expiration of the Offer (the "HSR Condition"). Certain other conditions to the consummation of the Offer are described in Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        Upon the terms and subject to the conditions set forth in the Offer to Purchase and the letter of transmittal (and, if the Offer is extended or amended, including the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date. "Expiration Date" means 12:00 midnight (New York City time) on January 22, 2008, unless and until Purchaser has extended the period for which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended by Purchaser, expires. See Section 1—"Terms of the Offer" of the Offer to Purchase.

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account or an affidavit of loss relating to such certificates), (ii) a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with all required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of a letter of transmittal) and (iii) any other documents required by the letter of transmittal. See Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase.

        The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share price paid to any other holder of Shares for Shares tendered in the Offer.

        For purposes of the Offer (including during a subsequent offering period), Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as the agent for holders of tendered Shares for the purpose of receiving payments from Purchaser and transmitting those payments to such holders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on Purchaser's behalf, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described under Section 4—"Withdrawal Rights" of the Offer to Purchase or as otherwise required by Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. See Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase.

        The Merger Agreement provides that the Offer may, and in certain events is required to, be extended by Purchaser, as follows: (i) if on or prior to any then scheduled Expiration Date, all of the conditions of the Offer (including the Minimum Condition and all other conditions of the Offer) shall not have been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, Purchaser shall (and Parent shall cause Purchaser to), at the request of the Company, extend the Offer for one or more successive periods of not more than 10 business days each in order to permit the satisfaction of such conditions, each until the earlier of (x) the termination of the Merger Agreement and (y) (A) June 18, 2008 or (B) September 16, 2008 in the event that the HSR Condition and/or the Governmental Approval Condition (as defined in the Offer to Purchase) shall not have been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, by January 22, 2008; (ii) Purchaser may, in its sole discretion, extend the Offer for one or more successive periods of not more than 10 business days each, if at any otherwise scheduled Expiration Date any of the conditions of the Offer shall not have been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, until the termination of the Merger Agreement; (iii) Purchaser shall extend the Offer for any period or periods required by applicable law, rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff or The NASDAQ Stock Market LLC or its staff; and (iv) Purchaser may, in its sole discretion, provide for a "subsequent offering period" in accordance with Rule 14d-11 promulgated under the Exchange Act. In the event that more than 80% of the then outstanding Shares have been validly tendered and not withdrawn pursuant to the Offer following the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to), at the request of the Company, provide for a "subsequent offering period" in accordance with

Rule 14d-11 promulgated under the Exchange Act of at least 10 business days immediately following the Expiration Date; provided, that Purchaser shall not be required to make available such a "subsequent offering period" in the event that, prior to the commencement of such "subsequent offering period," Parent, Purchaser and their respective related organizations (as defined in Section 302A.011, Subd. 25 of the MBCA), in the aggregate, own more than 90% of the outstanding Shares. See Section 11—"Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements—The Merger Agreement" of the Offer to Purchase.

        On the terms and subject to conditions of the Offer and the Merger Agreement, promptly after the Expiration Date and in accordance with Rule 14e-1 promulgated under the Exchange Act, which requires that a bidder pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer, Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer. See Section 1—"Terms of the Offer" of the Offer to Purchase.

        Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC. The announcement of any extension of the Offer will be issued no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares). Without limiting Purchaser's obligation under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise make any public announcement other than by issuing a press release to a national news service.

        If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in the Offer Price or a change in percentage of Shares sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. Purchaser understands the SEC's view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the Offer Price and the number of Shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in the Offer Price or a change in percentage of Shares sought generally requires an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. See Section 1—"Terms of the Offer" of the Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares tendered prior to the Expiration Date and not withdrawn in accordance with applicable law. See Section 4—"Withdrawal Rights" of the Offer to Purchase. If Purchaser includes a subsequent offering period, Purchaser will accept for payment, and promptly pay for all validly tendered Shares as they are received during any such subsequent offering period. Subject to the terms of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law as described in Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase.

        Tenders of Shares made pursuant to the Offer are irrevocable, except that holders of Shares may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, such holders may also withdraw the tendered Shares at any time after February 18, 2008. Pursuant to Rule 14d-11 promulgated under the Exchange Act, no withdrawal rights will apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) representing such Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Depositary to be credited with the withdrawn Shares. If certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates representing such Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered by following one of the procedures described in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase at any time prior to the Expiration Date. See Section 4—"Withdrawal Rights" of the Offer to Purchase.

        The information required to be disclosed by Rule 14d-6(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        In accordance with the Merger Agreement, the Company has provided Purchaser with the Company's shareholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related letter of transmittal, together with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        The Offer to Purchase, the related letter of transmittal and the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company's board of directors and the reasons therefor) contain important information. Shareholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the letter of transmittal and all materials relating to the Offer may be directed to the Information Agent and will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokerage Firms Please Call:
(212) 440-9800

Shareholders and All Others Call Toll-Free:
(888) 605-7543

The Dealer Manager for the Offer is:

J.P. MORGAN SECURITIES INC.

277 Park Avenue
New York, NY 10172

(212) 622-4918
 (Call Collect)

(866) 538-1292
 (Call Toll-Free)

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY, N.A.

By Mail:	By Facsimile Transmission:	By Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

December 21, 2007

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  Exhibit 99(a)(1)(G)
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT (NEW YORK CITY TIME) ON JANUARY 22, 2008, UNLESS THE OFFER IS EXTENDED.